SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

VESTIN GROUP, INC.

(Name of Subject Company)

VESTIN GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

8627281107
(CUSIP Number of Class of Securities)

Robert J. Aalberts
Chairman, Special Committee of the Board of Directors

c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Ira Levine, Esq.
Levine, Garfinkle & Katz
3441 S. Eastern Avenue, Suite 600
Las Vegas, Nevada 89109
(702) 735-0451

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Statement”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Vestin Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 5, 2005, and subsequently amended on April 6, 2005. The Schedule 14D-9 relates to a tender offer by Michael V. Shustek, the majority stockholder, Chairman, Chief Executive Officer and President of the Company, to purchase any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of the Company not owned by Mr. Shustek, for $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005, and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the “Schedule TO”), filed by Mr. Shustek with the SEC on April 5, 2005.

Item 1: Subject Company Information.

     (a) Name and address. The name of the subject company to which this Statement relates is Vestin Group, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 8379 West Sunset Road, Las Vegas, Nevada 89113. The telephone number of the principal executive offices of the Company is (702) 227-0965. The information set forth under the caption “Certain Information Concerning the Company” in the Offer to Purchase is incorporated herein by reference.

     (b) Securities. This Statement relates to the common stock, par value $0.0001 per share, of the Company. As of the close of business on March 25, 2005, there were 2,528,835 Shares outstanding. The Shares are currently quoted in the pink sheets published by the Pink Sheet LLC Electronic Quotation Service under the symbol “VSTN.PK.”

Item 2: Identity and Background of Filing Person.

     (a) Name and address. This Statement is being filed by the Company. The business address and business telephone number of the Company filing this Statement are set forth in Item 1(a) above, which information is incorporated herein by reference. The following sets forth certain information regarding the directors and executive officers of the Company (the “Named Persons”) as of February 1, 2005:

Name	Age	Title
Michael V. Shustek(1)	46	Chairman of the Board, Chief Executive Officer, President and Director

John Alderfer(2)	60	Chief Financial Officer

Ira S. Levine	44	Secretary

Michael J. Whiteaker	55	Vice President of Regulatory Affairs

Peggy S. Shustek	35	Vice President of Vestin Mortgage, Inc., a wholly-owned subsidiary of the Company (“Vestin Mortgage”)

Daniel B. Stubbs	43	Senior Vice President, Underwriting of Vestin Mortgage

Lance K. Bradford(2)	38	Director

Robert J. Aalberts(3)	54	Director

Fredrick J. Zaffarese-Leavitt (3)	33	Director

Roland M. Sansone(3)	50	Director

(1)	Mr. Shustek is also the Company’s majority stockholder.

(2)	On March 24, 2005, Mr. Bradford voluntarily resigned as a director of the Company. On March 24, 2005, Mr. Alderfer was elected as a director of the Company to replace Mr. Bradford.

(3)	Members of the Special Committee of the Board of Directors

     The business address and telephone number of each of the Named Persons for at least the past five years, except for Messrs. Aalberts, Zaffarese-Leavitt and Sansone whose business addresses are set forth in their respective biographies below, is: c/o Vestin Group, Inc., 8379 West Sunset Road, Las Vegas, Nevada 89113, (702) 227-0965.

     The principal occupation and business experience for each of the Named Persons, for at least the last five years, are as follows:

Members of the Special Committee

     Robert J. Aalberts has been a director of the Company since April 1999. Since 1991, Professor Aalberts has held the Ernst Lied Professor of Legal Studies professorship in the College of Business at the University of Nevada, Las Vegas. Professor Aalberts’ business address for at least the past five years is the University of Nevada, Las Vegas, College of Business, Finance Department, 4505 Maryland Parkway, M.S. 6008, Las Vegas, Nevada 89154. From 1984 to 1991, Professor Aalberts was an Associate Professor of Business Law at Louisiana State University in Shreveport, Louisiana. From 1982 through 1984, he served as an attorney for Gulf Oil Company. Professor Aalberts has co-authored a book relating to the regulatory environment, law and business of real estate; including Real Estate Law 6th Ed. (2006) published by the Thomson/West Company. He is also the author of numerous legal articles, dealing with various aspects of real estate, business and the practice of law. Since 1992 Professor Aalberts has been the Editor-in-Chief of the Real Estate Law Journal. Professor Aalberts received his Juris Doctor degree from Loyola University, in New Orleans, Louisiana, a Master of Arts from the University of Missouri, Columbia, and received a Bachelor of Arts degree in Social Sciences, Geography from the Bemidji State University in Bemidji, Minnesota. He is admitted to the State Bar of Louisiana in 1982 (currently inactive status).

     Roland M. Sansone has served as President of Sansone Development, Inc. since 2002. Sansone Development, Inc. is a real estate development company. Mr. Sansone has been self-employed as a manager and developer of real estate since 1980. Mr. Sansone’s business address for at least the past five years is 2301 E. Sunset Road, No. 8015, Las Vegas, 89119. Mr. Sansone is currently the president of several companies that develop, own and manage commercial and residential property. Mr. Sansone attended Mt. San Antonio College.

     Fredrick J. Zaffarese-Leavitt has been a director of the Company since November 2004. Since August of 1993 Mr. Zaffarese-Leavitt has been an accountant for the United States Department of the Interior where his responsibilities include the review and audit of various states, local and municipal governments for compliance with federal laws and regulations as well as preparation of financial statements for Executive Branch and Congressional review. His business address for at least the past five years is the Department of Interior, P.O. Box 61470, Boulder City, Nevada 89006. Additionally, for at least the past five years, Mr. Zaffarese-Leavitt owns and operates an accounting firm, Zaffarese-Leavitt, CPA, located at P.O. Box 91683, Henderson, Nevada 89009. Mr. Zaffarese-Leavitt also sits on various audit committees involving the utility industry. Mr. Zaffarese-Leavitt is a CPA and a graduate of University of Nevada Las Vegas.

Other Named Persons

     John W. Alderfer was appointed the Chief Financial Officer of the Company effective January 2005. Mr. Alderfer previously served as Chief Financial Officer of the Company from September 2002 to February 2004. From February 2004 to December 2004, Mr. Alderfer served as a consultant to the Company. From October 1998 to September 2002, Mr. Alderfer was retired. From September 1996 to October 1998, Mr. Alderfer was a Director, Vice President, Treasurer, and Chief Financial Officer of Interactive Flight Technologies, Inc. From September 1990 to June 1996, Mr. Alderfer was Senior Vice President, Treasurer, and Chief Financial Officer of Alliance Gaming Corporation. Mr. Alderfer is the former Senior Vice President, Corporate Controller and Chief Accounting Officer of Summa Corporation and The Hughes Corporation, 100% owned by the Estate of Howard R. Hughes. Mr. Alderfer received his BBA degree in accounting from Texas Tech University. He is a Certified Public Accountant.

     Lance K. Bradford has served as a director of the Company since April 1999. Mr. Bradford also served as President of the Company from January 2001 until February 2004. Mr. Bradford previously held the office of Chief Financial Officer of the Company from 1999 to September 2002 and from February 2004 to December 2004. Mr. Bradford was also the Corporate Secretary of the Company from 1999 to 2000. Since 1992, Mr. Bradford has been a partner in L.L. Bradford & Company, Las Vegas, Nevada, a certified public accounting firm that he founded. From 1988 to 1991, Mr. Bradford served as an accountant with Ernst & Young International. Mr. Bradford received a Bachelor of Science degree in Accounting from the University of Nevada, in Reno, Nevada.

     Ira S. Levine has been the Corporate Secretary of the Company since January 2001. Mr. Levine also served as the Executive Vice President of Legal and Corporate Affairs from September 2000 to December 2003. Mr. Levine received his Bachelor of Science in Business Administration specializing in Accounting from the University of Nevada in 1982, his Juris Doctor from Pepperdine University School of Law in 1985 and his Masters of Legal Letters in Taxation from New York University in 1986. Mr. Levine is a member of the state bars of both Nevada and California. Since July 2003, Mr. Levine has been a partner of Levine, Garfinkel & Katz, LLP. From 1997 to 2003, Mr. Levine was a partner in the law firm of Berkley, Gordon, Levine, Goldstein & Garfinkel, LLP. Prior to that he was a shareholder in the law firm of Levine, McBride & Garfinkel, LLP. From 1995 to 1997, Mr. Levine was a shareholder in the law firm of Quartes & Brady LLP, formerly known as Streich Lang. Prior to that, Mr. Levine was senior vice president, secretary and general counsel of United Gaming, Inc. now known as Alliance Gaming, Inc. Mr. Levine started his legal career with the law firm of McKenna Long & Aldridge LLP formerly known as McKenna, Conner & Cuneo in Los Angeles, California.

     Peggy S. Shustek has been with the Company since September 1995, and is currently Vice President of Vestin Mortgage. Ms. Shustek was the President of Vestin Mortgage from January 2001 to February 2004. From 1997 to 2000, Ms. Shustek was the Senior Vice President of Vestin Mortgage. Ms. Shustek is responsible for all new and existing clients, loan packages and manages investor relationships and serves as the administrator of the corporate offices. Ms. Shustek has over ten years of experience in title, escrow and private lending. Ms. Shustek is the former wife of Michael V. Shustek, the Company’s Chief Executive Officer, President and Chairman.

     Michael V. Shustek has been a director of Vestin Mortgage, a subsidiary of the Company, and Chairman of the Board of Directors, Chief Executive Officer and a director of the Company since April 1999. In February 2004, Mr. Shustek became the President of the Company. Mr. Shustek also serves on the Company’s loan committee. In 2003, Mr. Shustek became the Chief Executive Officer of Vestin Mortgage. In 1995, Mr. Shustek founded Del Mar Mortgage, and has been involved in various aspects of the real estate industry in Nevada since 1990. In 1993, he founded Foreclosures of Nevada, Inc., a company specializing in non-judicial foreclosures. In 1993, Mr. Shustek also started Shustek Investments, a company that originally specialized in property valuations for third-party lenders or investors and which continues today as the primary vehicle for his private investment portfolio. In 1997, Mr. Shustek was involved in the initial founding of Nevada First Bank, with the largest initial capital base of any new state charter in Nevada’s history. Mr. Shustek has co-authored two books, entitled “Trust Deed Investments”, on the topic of private mortgage lending, and “If I Can Do It, So Can You”. Mr. Shustek is a guest lecturer at the University of Nevada, Las Vegas, where he also has taught a course in Real Estate Law and Ethics. Mr. Shustek received a Bachelor of Science degree in Finance at the University of Nevada, Las Vegas. Mr. Shustek is the former husband of Ms. Shustek, the Vice President of Vestin Mortgage.

     Daniel B. Stubbs has been the Executive Vice President, Underwriting of Vestin Mortgage since January 2000. Mr. Stubbs is responsible for analyzing the risks of each loan as well as prescribing Title Insurance coverage for each individual transaction. In addition, Mr. Stubbs serves on the loan committee and acts as a liaison between Vestin Mortgage and the various banks that carry its lines of credit. Mr. Stubbs has over 13 years experience in the Title Insurance industry. Mr. Stubbs received his Bachelor of Arts in Communications Studies from the University of Nevada, in Las Vegas, Nevada.

     Michael J. Whiteaker has been Vice President of Regulatory Affairs of the Company since May 1999 and is experienced in the banking and finance regulatory fields, having most recently served with the State of Nevada, Financial Institution Division from 1982 to 1999 as its Supervisory Examiner, responsible for the financial and regulatory compliance audits of all financial institutions in Nevada. Mr. Whiteaker has worked extensively on matters pertaining to both state and federal statutes, examination procedures, policy determination and credit administration for commercial and real estate loans.

     None of the Named Persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has he or she been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Named Persons is a citizen of the United States.

     (d) Tender offer. This Statement relates to the tender offer made by Michael V. Shustek disclosed in a Tender Offer Statement on Schedule TO, dated April 5, 2005, to purchase any and all of the outstanding Shares not currently owned by Mr. Shustek at the price of $2.85 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Mr. Shustek is the majority stockholder and Chairman, Chief Executive Officer and President of the Company. Mr. Shustek’s business address is c/o Vestin Group, Inc., 8379 West Sunset Road, Las Vegas, Nevada 89113, and his business telephone number is (702) 227-0965.

Item 3: Past Contacts, Transactions, Negotiations and Agreements.

     (d) Conflicts of interest. Certain information regarding agreements, arrangements or understandings between the Company and its subsidiaries, on the one hand, and Mr. Shustek, on the other hand, is provided under the captions “Certain Information Concerning Mr. Shustek” and “Background of the Offer; Past Contacts or Negotiations with the Company” in the Offer to Purchase and is incorporated herein by reference.

Item 4: The Solicitation or Recommendation.

(a) Solicitation and Recommendation.

     Recommendation of the Special Committee

     THE MEMBERS OF THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Background.

     In December of 2003 the Board of Directors of the Company appointed a special committee (the “Special Committee”) of the independent members of the Board of Directors to consider a proposed transaction by Mr. Shustek to acquire complete control of, and the entire interest in, the Company. However, before the Special Committee engaged in any substantive negotiations or conducted a valuation of the Company, Mr. Shustek advised the Special Committee on February 13, 2004 that he was no longer prepared to proceed with the proposed transaction because of the anticipated costs in relation to the size of the transaction.

     On August 23, 2004, Mr. Shustek filed a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) with the Securities and Exchange Commission (the “SEC”) in which he described his intention to make privately negotiated and open market purchases of Shares because he believed the Shares were undervalued. The Special Committee was not consulted and did not participate in the preparation of the Schedule 13E-3. The Special Committee has been informed that no purchases were made by Mr. Shustek in accordance with the plans set forth in the Schedule 13E-3 because of the position of the SEC staff that each subsequent purchase would constitute a 13E-3 transaction requiring a separate filing with the SEC.

     In January and February 2005, Mr. Shustek orally advised the Board of Directors that he was considering making a tender offer to acquire any and all Shares not owned by him. Thereafter, the Board reconstituted its Special Committee and delegated to the Special Committee the authority to act on behalf of the Company with respect to Mr. Shustek’s offer, including to consider and make a recommendation with respect to such offer. The reconstituted Special Committee was comprised of all of the independent members of the Board of Directors, consisting of Messrs. Aalberts, Sansone and Zaffarese-Leavitt. On March 3, 2005, Mr. Shustek orally advised the Board that he was considering an all cash tender offer at $2.85 a Share. The Special Committee held a meeting on that date to consider Mr. Shustek’s non-binding proposal. At the meeting, the Special Committee reviewed a preliminary report prepared by Houlihan Valuation Advisors (“HVA”) entitled “Fair Value Determination of Vestin Group, Inc.” (the “Valuation Report”). The Valuation Report indicated a range of fair values for the Shares of $2.35 to $2.70 per Share. After reviewing the preliminary Valuation Report, the Special Committee asked HVA to consider the Company’s future prospects in light of the proposal that is under consideration to convert each of the three publicly held funds managed by a subsidiary of the Company into a real estate investment trust, or REIT, and to list the shares of the REITs on a securities exchange. The Offer to Purchase contains a discussion of this proposal and its potential impact on the Company at pages 2-3, and page 19.

     On March 10, 2005, the Special Committee held another meeting to consider the non-binding proposal of Mr. Shustek. A representative of HVA participated in the meeting and answered a number of questions raised by the Special Committee. At the completion of this meeting, the Special Committee decided to consider all the information presented and meet the following day for further discussions. On March 11, 2005, the Special Committee met again and following the meeting advised Mr. Shustek that it had tentatively concluded it would recommend that the Company’s stockholders accept an offer at $2.85 per Share, subject to review of the final Valuation Report.

     On March 24, 2005, the Special Committee held another meeting during which it reviewed the Valuation Report. A representative of HVA participated in the meeting and answered a number of questions regarding the Valuation Report. After considering the Valuation Report, the Special Committee asked Mr. Shustek if he would commit to acquire any Shares remaining outstanding after completion of his tender offer at the same price of $2.85 per Share. Mr. Shustek advised that he would make this commitment if he owned at least 90% of the outstanding Shares following completion of the tender offer and would agree to proceed with the Offer on this basis.

     On March 31, 2005, the Special Committee met again to review the final Valuation Report, which indicated a range of fair values of $2.35 to $2.70 per Share. A representative of HVA participated in a portion of the meeting and answered a number of questions regarding the factors considered in determining the fair value of the Shares. After considerable deliberations, the Special Committee then resolved to recommend to stockholders that they accept the proposed offer of $2.85 per Share and tender their Shares pursuant to the Offer.

(b) Reasons for the Recommendation.

     In recommending that stockholders of the Company accept the Offer and tender their Shares, the Special Committee considered primarily the following factors: (i) the fairness of the Offer Price; (ii) the lack of liquidity for the Shares; and (iii) the lack of any prospect for alternative offers by third parties to acquire the Shares.

     In evaluating the fairness of the Offer Price, the Special Committee placed significant emphasis upon the Valuation Report prepared by HVA. HVA concluded that the value of the Shares was in a range of $2.30 to $2.70 per Share. HVA, as well as a number of other valuation advisers, were introduced to the Special Committee by the Company’s outside legal counsel in early 2004, when the Committee was considering hiring advisers to assist it in evaluating a possible offer from Mr. Shustek. The Special Committee, however, did not retain HVA or any other valuation advisers at that time. In early 2005, after Mr. Shustek indicated his interest in pursuing a tender offer, he advised the Special Committee that the Company had retained HVA to prepare a valuation report. The Special Committee then met separately with an HVA representative. The Special Committee was favorably impressed with the experience of the representative who had provided independent valuations for many transactions during his 23 year career. The Special Committee also discussed valuation methodology with the HVA representative and was satisfied with HVA’s approach. The Special Committee was advised by Mr. Shustek and the HVA representative that HVA had not had any prior business dealings with Mr. Shustek, the Company or any of their respective affiliates. The Special Committee concluded that HVA had the requisite competence and independence to render the Valuation Report.

     As further discussed in “Item 4(a)— Background” above, the Special Committee held several meetings to discuss and evaluate the Valuation Report and met with HVA to discuss their methodology and conclusions. On March 31, 2005, after considering the final Valuation Report, the Special Committee resolved to recommend that stockholders accept the proposed offer of $2.85 per Share. The Special Committee believes that the Offer Price is fair — it represents a premium of $0.15, or 5.6%, over the high end of the valuation of the Shares prepared by HVA.

     In recommending the Offer, the Special Committee also considered the lack of liquidity for the Shares. The Shares currently are quoted in the pink sheets. Trading volume averaged 434 Shares per day since the Company was de-listed from Nasdaq on February 4, 2005 and prior to the public announcement of the Offer on March 25, 2005, and there were many days when there was no trading. Thus, current stockholders may have a difficult time disposing of their Shares. Additionally, any significant selling pressure could result in a material decline in the price of the Shares. The Special Committee believes that this illiquidity is likely to continue and that it is unlikely that an active trading market for the Shares will develop in the foreseeable future given the small public float. For these reasons, the Special Committee believes that the Offer represents an opportunity for stockholders to dispose of their Shares at a fair price and obtain liquidity for an otherwise illiquid investment.

     Finally, in recommending the Offer, the Special Committee considered the lack of any alternatives to Mr. Shustek’s proposal. The Company has not received any other firm offers during the past two years. In the view of the Special Committee, it is highly unlikely that any firm offers would be received from any third party because of Mr. Shustek’s control of a majority of the outstanding Shares and Mr. Shustek’s public statements indicating his intention to increase his Share holdings. Under these circumstances, the Special Committee concluded that it would not be fruitful to explore the possibility of obtaining an alternative offer from a third party.

     The Special Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Offer and the Offer is not subject to the approval of a least a majority of unaffiliated stockholders. Accordingly, the unaffiliated security holders do not have the benefit of these safeguards. Despite the absence of these procedural safeguards, the Special Committee believes the Offer is fair for the reasons discussed above. The Special Committee further believes that the absence of certain procedural safeguards is mitigated by the following factors:

•	a Special Committee comprised solely of independent directors was delegated the authority to consider and evaluate the Offer;

•	the Special Committee met on five separate occasions as described above to consider the Offer and the interests of the unaffiliated stockholders;

•	the Special Committee relied in significant part upon the Valuation Report prepared by HVA, an independent valuation firm that the Committee has deemed to have the requisite competence and independence to prepare the Valuation Report;

•	each stockholder can individually determine whether to tender Shares in the Offer; and

•	the terms of the Offer partially alleviate the potential coercive effect on stockholders by providing that the Offer is not contingent upon a minimum number of Shares being tendered and by requiring Mr. Shustek to commit to purchase the remaining Shares he does not own at the same Offer Price if he owns 90% or more of the outstanding Shares following completion of the Offer.

     The foregoing discussion of the material factors considered by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Special Committee may have assigned different weights to different factors. After weighing all of these considerations, the Special Committee unanimously approved the terms of the Offer and recommended that holders of Shares tender their Shares in the Offer.

(c) Intent to Tender.

     As of April 20, 2005, Mr. Aalberts, a member of the Special Committee, had tendered 500 Shares in response to the Offer. At this time, the Company and the Special Committee do not know if any other directors or any executive officers will agree to tender their Shares in response to the Offer.

Item 5: Persons/Assets, Retained, Employed, Compensated or Used.

     The Company and Mr. Shustek will not pay any fees or commissions to any broker or dealer or to any other person (other than to the depositary for the Offer) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Mr. Shustek for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. HVA was engaged for the sole purpose of preparing the Valuation Report, and not for the purpose of recommending a purchase price. Mr. Shustek, and not the Company or HVA, established the Offer Price for the Shares.

Item 6: Interest in Securities of the Subject Company.

     Except as disclosed in Item 4(c), no transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company.

     During the past two years, the Company made the following purchases of Shares:

	SHARES	PRICE
	PURCHASED	RANGE*	AVG. PURCHASE PRICE*
2003
THIRD QUARTER	51,000	$5.04-$6.70	$6.24
FOURTH QUARTER	38,000	$5.60-$6.40	$5.96
2004
SECOND QUARTER	148,375	$4.44-$4.80	$4.60
THIRD QUARTER	197,873	$1.75-$4.68	$3.21
FOURTH QUARTER	100,137	$3.00-$4.30	$3.21

     *On a post-split basis to reflect a 1-for-2 reverse stock split effected on July 20, 2004.

Item 7: Purposes of the Transaction and Plans and Proposals.

     Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

Item 8: Additional Information.

     The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9: Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 5, 2005 (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).*

(a)(1)(B)	Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).

Exhibit No.	Description
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(F) to the Schedule TO and incorporated herein by reference).*

(a)(5)(A)	Press Release issued by the Company on March 25, 2005 (filed on March 25, 2005 with the SEC on Form 8-K and incorporated herein by reference)

(a)(5)(B)	Press release issued by Vestin Group, Inc. on April 6, 2005. (Incorporated herein by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Schedule 13E-3 filed by Vestin Group, Inc. with the SEC on April 6, 2005.)

(e)(1)	Employment Agreement by and between the Company and Michael V. Shustek, dated December 1, 1999 (previously filed on Form 10-KSB (File No. 000-24803) on March 31, 2000, and incorporated herein by reference)

(e)(2)	Aircraft Usage Agreement by and between the Company and C5, LLC, dated September 1, 2002 (previously filed on Form SB-2/A (File No. 333-104109) on June 4, 2003, and incorporated herein by reference)

(e)(3)	Securities Pledge and Control Agreement between the Michael Shustek Trust and The CIT Group/Equipment Financing, Inc., dated December 30, 2002 (previously filed with the SEC by Mr. Shustek as Exhibit B to Amendment No. 1 to Schedule 13D, filed February 9, 2004 (the “Schedule 13D/A”), and incorporated herein by reference)

(e)(4)	Stock Pledge and Security Agreement by and among Michael V. Shustek in his individual capacity and as trustee of the Michael V. Shustek Trust u/t/a dated February 14, 1994, Capital One, LLC and John K. Baldwin dated August 25, 2003 (previously filed with the SEC by Mr. Shustek as Exhibit C to the Schedule 13D/A and incorporated herein by reference)

(e)(5)	Agreement, dated January 3, 2005, by and among the Company, James Walsh, Joseph Namath and Planned Licensing, Inc. (previously filed on Form 8-K (File No. 000-24803) on January 3, 2005, and incorporated herein by reference)

(e)(6)	Promissory Note, dated December 29, 2004, issued by the Company in favor of Shustek Investments, Inc. in the amount of $1.6 million (previously filed on Form 8-K (File No. 000-24803) on January 3, 2005, and incorporated herein by reference)

(e)(7)	Stock Pledge Agreement, dated December 29, 2004, by and between the Company and Shustek Investments, Inc. (previously filed on Form 8-K (File No. 000-24803) on January 3, 2005, and incorporated herein by reference)

*	Mailed to stockholders.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VESTIN GROUP, INC.

/s/ JOHN ALDERFER
Name:	John Alderfer
Title:	Chief Financial Officer

Date: April 20, 2005